INTREPID PARTNERS, LLC
(A Wholly Owned Subsidiary of Intrepid Financial Partners, LLC)

Statement of Financial Condition

December 31, 2025

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69615

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Intrepid Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

712 Fifth Ave, 31st Floor

(No. and Street)

New York   **NY**   **10019**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Winchenbaugh **(646)-979-3150**   Winchenbaugh@intrepidfp.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

151 West 42nd Street, 19th Floor New York   NY   10036

(Address)   (City)   (State)   (Zip Code)

09/24/2003   49

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Winchenbaugh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intrepid Partners, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President, COO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTREPID PARTNERS, LLC
Index
December 31, 2025





Report of Independent Registered Public Accounting Firm

To the Member of Intrepid Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intrepid Partners, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

New York, New York
March 26, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

INTREPID PARTNERS, LLC
Statement of Financial Condition

As of December 31, 2025

Assets

Cash	$	6,977,250
Advisory fees receivable		213,589
Due from Affiliates		96,235
Prepaid expenses		60,673
Total assets		7,347,747

Liabilities and Member's Equity

Due to TopCo		3,240,005
Deferred revenue		338,889
Accounts payable and accrued expenses		35,014
Total liabilities		3,613,908
Member's Equity		3,733,839
Total liabilities and member's equity	$	7,347,747

The accompanying notes are an integral part of this statement of financial condition.

INTREPID PARTNERS, LLC
Statement of Financial Condition
As of December 31, 2025

1. Organization

Intrepid Partners, LLC (the "Company"), a wholly owned subsidiary of Intrepid Financial Partners LLC, ("TopCo"), is a Delaware limited liability company organized in February 2015. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to mergers and acquisition advice, capital structure and restructuring advice, and may from time to time assist with the private placement of securities in the energy sector.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with TopCo, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There are no cash equivalents at December 31, 2025.

Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has determined there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management considers the receivables short-term in nature and does not believe that an allowance is required as of December 31, 2025.

Income Taxes

The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to TopCo's income tax returns. The Company is subject to New York City unincorporated business tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, TopCo assumes all tax liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Accounting Developments

In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), Disaggregation of Income Statement Expenses. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. We are evaluating the impact of the standard on our disclosures.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement of securities, mergers and acquisitions advisory services and advisory services in connection with firm commitment and best efforts underwritings. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The CODM uses net income to assess overall performance of the Company's advisory and investment banking activities and to make decisions on budgeting, investment priorities, and spending levels. These measures inform decisions regarding personnel additions, cost management actions, and allocation of capital to support growth initiatives. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Total assets per the statement of financial condition represents the total assets of the Company's single reportable segment. In addition, segment revenue, significant expenses, including those expense categories and amounts that are regularly provided to the CODM, and segment net income are included in the Company's statement of operations. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.

3. Concentrations and Credit Risk

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. For the year ended December 31, 2025, the Company had revenue from the following customers in excess of 10 percent of total revenue:

Customer	Amount	% of Total revenue
Customer A	$ 10,324,499	29%
Customer B	$ 5,012,698	14%
Customer C	$ 4,677,993	13%

4. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

5. Related Party Transactions

The Company has entered into an Expense Sharing Agreement with TopCo. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated between the companies. During 2025, TopCo allocated $36,986,105 of expenses to the Company. There are no repayment terms specified in the Expense Sharing Agreement. At December 31, 2025, the Company owed $3,240,005 to TopCo in connection with such agreement.

As of December 2025, the Company has a receivable of $96,235 from Intrepid Investment Management, an affiliate. This amount relates to an advance made in March 2020 and intercompany transactions in 2025. The receivable is non-interest-bearing and is expected to be repaid under mutually agreed terms. Management periodically evaluates the collectability of the receivable and does not anticipate any credit losses.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2025, the Company had net capital of $3,363,342, which was $3,122,415 in excess of its required net capital of $240,927. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1.

7. Subsequent Events

Events that have occurred subsequent to December 31, 2025 and through the date these financial statements were evaluated for recognition or disclosure. No events have been identified that require recognition or disclosure.